Exhibit 99.1

AcuityAds Appoints Elliot Muchnik As Chief Financial Officer

TORONTO and NEW YORK – November 30, 2021 – AcuityAds Holdings Inc. (TSX:AT, Nasdaq:ATY) (“AcuityAds” or the “Company”), a digital advertising technology leader that provides targeted media solutions enabling advertisers to connect intelligently with audiences across advertising channels, today announced the appointment of Elliot Muchnik, CPA, CA as Chief Financial Officer.

Mr. Muchnik joins AcuityAds from Richardson Wealth Limited, one of Canada’s largest, regulated independent wealth management firms with over $35 billion in assets under administration, where he served as Chief Financial Officer and Corporate Secretary since 2007. During his tenure with Richardson Wealth, Mr. Muchnik helped lead the company to exponential revenue growth. Previously, he was a Senior Vice President and Managing Director at BMO Nesbitt Burns. Mr. Muchnik holds a Bachelor of Business Administration from York University.

Mr. Muchnik will succeed Tatiana Kresling, who has served as the Company’s Interim Chief Financial Officer since September 2021.

“On behalf of the entire AcuityAds team, I welcome Elliot as our CFO and look forward to his contributions,” said Tal Hayek, Co-Founder and Chief Executive Officer of AcuityAds. “His extensive financial, operational and M&A experience make him the ideal choice to help drive AcuityAds’ continued growth and profitability as we continue to advance our illumin platform, which is revolutionizing the programmatic advertising industry. I would also like to recognize and thank Tatiana for her outstanding work as Interim CFO.”

About AcuityAds:

AcuityAds is a leading technology company that provides marketers a one-stop solution for omnichannel digital advertising with best-of-category return on advertising spend. Its journey automation technology, illumin™, offers planning, buying and real-time intelligence from one platform. With proprietary Artificial Intelligence, illumin™ brings unique programmatic capabilities to close the gap between advertising planning and execution. The Company brings an integrated ecosystem of privacy-protected data, inventory, brand safety and fraud prevention partners, offering trusted solutions with proven, above-benchmark outcomes for the most demanding marketers.

AcuityAds is headquartered in Toronto with offices throughout Canada, the U.S., Europe and Latin America. For more information, visit AcuityAds.com.

For further information, please contact

Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com

Disclaimer in regard to Forward-looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Investors are cautioned not to put undue reliance on forward-looking statements.  Except as required by law, AcuityAds does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.